June 23, 2005

Mail Stop 6010


Gregory M. Ayers, M.D., Ph.D.
Chief Executive Officer
CryoCor, Inc.
9717 Pacific Heights Blvd.
San Diego, California 92121
Re:	CryoCor, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 21, 2005
File No. 333-123841
Dear Mr. Ayers:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form S-1

Prospectus Summary, page 1
1. We note your response to comment 1 from our letter dated June
17,
2005. Please revise the second paragraph to briefly describe the "potential issues" leading to the recall of the Model 1200 catheter or include a cross-reference to the pages in the prospectus where this is discussed in greater detail.







Consolidated Financial Statements, page F-1

Note 5.  Preferred Stock and Stockholders` Equity (Deficit), page
F-
19

Preferred Stock, page F-19

2. Please refer to prior comment 13 from our letter to you dated
May
25, 2005. We refer you to the calculation you provided to determine the incremental intrinsic value resulting from the antidilution adjustments to the Series A, B and C preferred stock. Please provide us with the calculation on a post-split basis for all amounts. Please see our comment below with respect to your determination of the fair value of the common stock at the commitment date.
Explain
how your calculation is consistent with the calculation shown in Issue 7 of EITF 00-27. Discuss why you believe it is reasonable to attribute no incremental intrinsic value to the issuance of an additional 38,176,996 shares over the original 6,367,834 shares issuable upon conversion.

3. Please refer to prior comment 13 from our letter to you dated
June
17, 2005. We note that the "FV of Common at Preferred Issuance Dates," was determined by the Company`s Board of Directors and is consistent with the estimated fair value used for establishing exercise prices in stock option grants around the issuance dates of the Series A, B and C preferred stock. Please provide us with your detailed analysis to support your fair value determination, including support and explanations for the substantial discount from the preferred stock issuance price.

4. Please refer to prior comment 13 from our letter to you dated
June
17, 2005. We note that you accrue for dividends based upon the stated rate of 8% per annum of the original issuance price for the Series D preferred shares and 2% per annum of the original issuance price for the Series C preferred shares. Please tell us and revise to disclose how the number of shares and the change in the conversion rate was determined and accounted for and why. Please cite the accounting literature upon which you relied.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      You may contact Traci Hornfeck at (202) 551-3642 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3800 with any other questions.
Sincerely,



Peggy Fisher
Assistant Director

cc (via facsimile):	Frederick T. Muto, Esq.

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Gregory M. Ayers
CryoCor, Inc.
June 23, 2005
Page 1